

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2020

Charles R. Brown, II
Executive Vice President and Chief Financial Officer
Forterra, Inc.
511 East John Carpenter Freeway
6th Floor
Irving, TX 75062

      Re: Forterra, Inc.
          Form 10-K for the period ended Decmember 31, 2019
          Filed February 27, 2020
          File No. 001-37921

Dear Mr. Brown:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing